PRIVATE CLIENT SERVICES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

FISCAL YEAR-ENDED DECEMBER 31, 2017

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Private Client Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Lexington Road
(No. and Street)

Louisville	**KY**	**40206**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest Sampson **(502) 451-0600**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rodefer Moss & Co, PLLC
(Name - if individual, state last, first, middle name)

301 East Elm St	**New Albany**	**IN**	**47150**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Ernest Sampson _____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____ Private Client Services, LLC _____ , as of _____ December 31, 2017 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
CEO
Title



Notary Public

```
KIM GIVANS
Notary Public - State at Large
KENTUCKY - Notary ID # 528729
My Commission Expires February 26, 2019
```

This report* contains (check all applicable boxes):

✓	(a)	Facing page.
✓	(b)	Statement of Financial Condition.
✓	(c)	Statement of Income (Loss).
✓	(d)	Statement of Cash Flows
✓	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
✓	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
✓	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Private Client Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Private Client Services, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Private Client Services, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Private Client Services, LLC's management. Our responsibility is to express an opinion on Private Client Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Private Client Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission at December 31, 2017) has been subjected to audit procedures performed in conjunction with the audit of Private Client Services, LLC's financial statements. The supplemental information is the responsibility of Private Client Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

We have served as Private Client Services, LLC's auditor since 2011.

New Albany, Indiana
February 21, 2018

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets:

Current Assets

Cash	$	206,831
Cash deposit with clearing broker		100,000
Cash deposit with National Securities Clearing Corporation		5,000
Due from clearing broker		771,690
Accounts receivable		9,794
Commissions receivable		177,299
Prepaid expenses and other assets		159,941
Total Current Assets		1,430,555
Equipment		135,137
Less accumulated depreciation		(62,417)
Equipment, net of depreciation		72,720
Total Assets	$	1,503,275

Liabilities and Member Equity:

Current Liabilities

Commisions payable	$	208,076
Accrued payroll liabilities		67,619
Accounts payable		27,583
Deferred rep expenses collected		412,342
Total Liabilities		715,620
Member Equity		787,655
Total Liabilities and Member Equity	$	1,503,275

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Commissions and fees	$	14,395,411
Other revenues		687,712
Total revenues		15,083,123
Expenses		
Commission expense		12,134,131
Salaries and wages		1,530,954
Computer expenses and technology		360,364
Licenses and fees		165,571
Employee benefits		135,587
Brokerage service expenses		128,088
Professional fees		92,033
Rent		66,446
Travel and entertainment		48,640
Postage		24,130
Utilities		20,446
Office expenses		14,282
Bank fees		10,411
Depreciation		9,587
Advertising		8,743
Printing		4,478
Taxes		384
Total expenses		14,754,275
Other income and expense		
Interest income		4,307
Total other income and expense		4,307
Net Income	$	333,155

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance at January 1, 2017	$	454,500
Net Income		333,155
Balance at December 31, 2017	$	787,655

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities:		
Cash received from commissions and fees	$	13,944,652
Cash paid for operating expenses		(14,694,174)
Other income received		887,247
Net cash flows provided by operating activities		137,725
Cash Flows From Investing Activities:		
Purchase of fixed assets		(77,518)
Net change in cash and cash equivalents		60,207
Cash and cash equivalents at the beginning of the year		146,624
Cash at the end of the year	$	206,831

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2017

Reconciliation of net income to net cash provided by operating activities:

Net Income	$	333,155
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		9,587
Decrease (increase) in assets:		
Commissions receivable		(40,921)
Accounts receivable		30,929
Receivable from clearing organization		(409,838)
Prepaid expenses and other current assets		(55,539)
Increase (decrease) in liabilities:		
Commissions payable		88,525
Accounts payable		4,188
Accrued payroll		13,340
Deferred revenue and rep expenses collected		164,299
Net cash provided by operating activities	$	137,725

The accompanying footnotes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Company Activities - The Company became a registered broker-dealer in November 2009 with the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemption provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity – These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the assets, liabilities, revenues or expenses of the Company's sole member.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition - The Company recognizes revenue on its variable annuity and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Equipment and Depreciation – Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $9,587 for the year ended December 31, 2017.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Tax Status – The Company elected as of January 1, 2012, to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations. There were no interest or penalties incurred during the year ended December 31, 2017.

The Company's federal and various state income tax returns for 2014 through 2016 are subject to examination by the applicable tax authorities generally for three years after the later of the original or extended due date.

Commissions and Agent Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expenses were $8,743 for the year ended December 31, 2017.

Subsequent Events - The Company has evaluated events or transactions through February 21, 2018, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

NOTE 2 – RESTRICTED CASH:

The Company maintains combined account balances of $105,000 with its clearing broker and securities organization, as minimum balance requirements. As of December 31, 2017, those underlying balances have been classified accordingly in the accompanying statement of financial condition.

NOTE 3 – CONCENTRATION OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash & cash equivalents and accounts receivable. The Company places its cash & cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insurable limits. The Company has never experienced any losses related to these cash balances. All non-interest-bearing cash balances were fully insurable by FDIC at December 31, 2017.

NOTE 4 - NET CAPITAL REQUIREMENTS:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. At December 31, 2017, the Company's minimum required net capital was $47,708. The Company's net capital was $516,693 which was $468,985 in excess of its minimum required net capital requirement and the ratio of aggregate indebtedness to net capital was 1.39 to 1.

NOTE 5 – RETIREMENT PLAN:

The Company has a deferred compensation 401(k) plan covering substantially all employees whom meet certain eligibility requirements. For the year ended December 31, 2017, the Company's contribution of the 401(k) plan was $29,390.

NOTE 6 - RELATED PARTY TRANSACTIONS:

The Company leases its office space from a related entity. Rent expense paid to that related entity by the Company during 2017 was $63,581.

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

PRIVATE CLIENT SERVICES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
of the Securities and Exchange Commission
DECEMBER 31, 2017

Net Capital:

Total member equity	$	787,655
Commission receivable non-allowable		(28,507)
Receivable from non-customer		(9,794)
Property and equipment, net		(72,720)
Other assets		(159,941)
Net Capital	$	516,693

Aggregate Indebtedness:

Items included in statement of financial condition:

Commissions and fees payable	$	208,076
Accounts payable & accrued payroll liabilities		95,202
Rep expenses collected		412,342
	$	715,620

Computation of basic net capital requirement:

One-fifteenth of Aggregate Indebtedness	$	47,708
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater)	$	47,708

Excess Net Capital	$	468,985

Percentage of Aggregate Indebtedness To Net Capital	138.50%

Reconciliation with Company's computation
(included in Part IIA of Form X-17a-5,
as of December 31, 2017)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	516,693
Effect of audit adjustments on accounts included in net capital computation		-
Net capital per above	$	516,693

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Private Client Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Private Client Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Private Client Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Private Client Services, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Private Client Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Private Client Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 21, 2018

Indiana | Kentucky | Tennessee

PRIVATE CLIENT SERVICES, LLC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2017

To the best knowledge and belief of Private Client Services, LLC (the Company), the Company is exempt from SEC.1934 Rule 240.15c3-3 – Customer Protection: Reserve and Custody of Securities for the year ended December 31, 2017.

The basis for this exemption is SEC.1934 Rule 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer that clears all transactions with and for customers, on a fully-disclosed basis with the Company's clearing broker, Pershing LLC. All invested customer funds and securities are promptly transmitted by the Company to Pershing LLC, which carries all of the accounts for such customers.

The Company has met the exemption provision of SEC.1934 Rule 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2017 without exception.



Ernest Sampson

CEO

Private Client Services, LLC